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November 12, 2010
BY HAND AND BY EDGAR
Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	EverBank Financial Corp
Registration Statement on Form S-1
Filed October 8, 2010
File No. 333-169824
Dear Mr. Webb:
     On behalf of EverBank Financial Corp, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on October 8, 2010.
     The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 4, 2010 (the “Comment Letter”).

Mark Webb
Securities and Exchange Commission
November 12, 2010

The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.
          Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.
Registration Statement on Form S-1 General
1.	In your next amendment, please fill in the numerous blanks that do not contain pricing-related information.

The Company respectfully advises the Staff that it will include the information identified in this Comment in a subsequent amendment to the Registration Statement to be filed with the Commission prior to the distribution of the preliminary prospectus.
Risk Factors
2.	Please avoid making statements such as “no assurance can be given” that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

The disclosures on pages 12, 13, 17, 19, 21, 22 and 24 have been revised in response to the Staff’s Comment.

3.	Please add a risk factor disclosing the potential risks relating to intellectual property and proprietary rights in light of your disclosure in the fourth and fifth paragraphs of page 102.

Risk factors disclosing the potential risks relating to the Company’s intellectual property and proprietary rights have been added on page 18 of the prospectus.

Mark Webb
Securities and Exchange Commission
November 12, 2010

We may become subject to a number of risks if we elect to pursue acquisitions, page 21
4.	Please revise this risk factor heading to include the risks relating to the failure to successfully acquire acquisition targets.

The heading for the risk factor referenced in this Comment has been revised in response to the Staff’s Comment.
We expect that the price of our common stock will fluctuate substantially, page 25
5.	This risk factor appears generic since most of the listed factors would affect any company’s market price for common stock. Please specifically describe why the market price of your common stock is particularly susceptible to these factors.

The disclosure on page 25 has been revised in response to the Staff’s Comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loan and Lease Quality
Assets with Credit Support, page 73
6.	Given the different risk characteristics associated with loans and leases covered by credit indemnification agreements (“covered assets”), please consider separately presenting your covered assets in your loan portfolio and asset quality tables provided pursuant to Industry Guide 3.

The Company respectfully advises the Staff that it has considered separate presentation of covered assets in certain loan portfolio and asset quality tables. However, the credit indemnification agreements for assets acquired in both the acquisitions of Tygris Commercial Finance Group, Inc. (“TCFG”) and of the banking operations of Bank of Florida-Southeast, Bank of Florida-Southwest and Bank of Florida-Tampa Bay (collectively “Bank of Florida”) require the Company to absorb a first tranche of losses prior to loss sharing or indemnification of such losses. Because there is no first loss protection in any of the indemnification agreements, the Company has chosen not to present these assets separately in our asset quality tables.

Mark Webb
Securities and Exchange Commission
November 12, 2010

On a separate but related note, a significant portion of these loans and leases were acquired with evidence of credit deterioration since origination. The Company has applied ASC 310-30 or has applied analogous treatment to these acquisitions. ASC 310-30 requires the Company to record these loans and, by analogy, leases at the present value of expected cash flows, resulting in significant discounts to the contractual amounts due related to credit impairment. The Company has chosen to present these amounts separately in certain loan portfolio and asset quality tables. Accordingly, the Company has revised its disclosures on pages 76, 78 and 81.

7.	We note that you purchase delinquent loans out of GNMA-pool securities which are backed by government insurance and guarantees. Please revise to more comprehensively describe the business reasons for these purchases, the nature of the insurance and/or guarantees provided, and how these acquired loans are accounted for in your financial statements. For example, clarify whether these loans are within the scope of and accounted for under ASC 310-30. If so, provide the disclosures required by ASC 310-30 for this acquired loan portfolio.

The disclosures on pages 74 and 75 have been revised in response to the Staff’s Comment.

8.	As a related matter, we note that you have a net receivable for foreclosure claims of $170.5 million and $143.4 million as of June 30, 2010 and December 31, 2009. Please clarify whether these receivables are associated with foreclosures conducted on government-insured or guaranteed loans. Please also revise, where appropriate, to provide a more comprehensive discussion of these receivables including how they are assessed for impairment.

The disclosure on page F-24 has been revised in response to the Staff’s Comment.
Discounts on Acquired Loans and Leases, page 74
9.	We note that you present certain allowance ratios on pages 43 and 76 that include both accretable and non-accretable discounts on acquired loans and that you believe such ratios are an appropriate measure to monitor the protection against declines in the book value of your loan and lease portfolio. We are unclear as to how you concluded that these discounts provide further protection against losses to your book value given that such discounts are already reflected in the carrying amount of your acquired loans. Please consider removing these ratios from your filing or provide us with an

Mark Webb
Securities and Exchange Commission
November 12, 2010

explanation as to how such ratios are relevant. Furthermore, in light of the significant impact of your accounting for purchased loans pursuant to ASC 310-30 on your allowance for loan losses and related ratios as well as the diversity in practice across the industry in presenting such ratios, where you present your ratio of allowance to total loans, nonperforming loans, or nonperforming assets, please consider providing an additional alternative measure that excludes the impact of the loans where you applied ASC 310-30.
The disclosures on pages 77 and 78 have been revised to clarify that the Company presents the allowance for loan and lease losses (the “ALLL”) and discounts as a percentage of loans and leases held for investment before netting of discounts and the ALLL. Therefore, these discounts are not already reflected in the loan and lease balance used to calculate the ALLL and related ratios.

The Company advises the Staff that it measures non-accretable and accretable discounts as a percentage of loans and leases held for investment before netting of discounts and the ALLL because these discounts represent protection to the Company’s investment in acquired loans or leases where such discounts are initially applied to the carrying value of these assets due to the application of purchase accounting. To the extent a credit-impaired lease or loan does not perform according to its contractual cash flows, the Company’s investment in the lease or loan is protected by existing non-accreting discounts, which represent discounted expected cash losses on credit-impaired loans and leases. Loans and leases must under-perform initial cash flow expectations for impairment to be recognized. Because no ALLL for acquired credit-impaired loans and leases (with non-accretable discounts) is carried over to the acquirer in purchase accounting, the ALLL as a percentage of loans and leases held for investment is not a comprehensive measure of the credit protection for the Company’s investment in credit-impaired loans and leases.

Accreting discounts represent further protection of the Company’s investment in acquired loans and leases, because to the extent cash flows under-perform (1) initial expectations for ASC 310-30 loans and leases or (2) contractual amounts due for loans and leases outside the scope of ASC 310-30, losses incurred from under-performance in excess of the non-accreting discount amount are offset by earnings generated from accreting discount, which are earned through incremental yield above the contractual coupon of the loan or lease (due to both rate and liquidity factors).

Mark Webb
Securities and Exchange Commission
November 12, 2010

For example, assume the Company purchases a loan with a contractual / par value of $100 at a purchase price of $80. At acquisition, such acquired loan would (1) have no ALLL and (2) have non-accreting and accreting discounts equal to $20. If the Company ultimately collects $80 of principal on such loan, the Company would recover its initial investment. Therefore, both the non-accreting and accreting discounts represent protection of the Company’s investment in loans and leases held for investment.

10.	We note from your disclosure on page 74 that certain loans acquired from the Bank of Florida were within the scope of ASC 310-30 (purchased impaired loans) while others (purchased non-impaired loans) were not. It also appears from your disclosure that you have applied the ASC 310-30 accounting model by analogy to certain lease finance receivables acquired in the TCFG acquisition that were recorded at a discount determined to be attributable in part to credit quality. Please revise to provide tabular disclosure of your purchased loans that segregates the portfolios in the following manner:
(a)	Separately disclose loans and lease receivables acquired from TCFG and Bank of Florida;

(b)	Differentiate between purchased impaired loans within the scope of ASC 310-30, purchased non-impaired loans accounted for under ASC 310-20, and purchased non-impaired loans to which you applied ASC 310-30 by analogy; and

(c)	To the extent that any acquired loans are not covered by indemnification agreements, separately disclose your covered and non-covered assets.
In addition, please also revise your relevant accounting policy disclosures to clearly explain your accounting policies for both purchased impaired and purchased non-impaired loans.

The disclosures on pages 76, 92 and F-22 have been revised in response to the Staff’s Comment. In response to part (c) above, the Company respectfully advises the Staff that all of the loans acquired in the Bank of Florida and TCFG acquisitions are covered by indemnification agreements, as disclosed on page F-22.

11.	With respect to those purchased loans to which you apply the ASC 310-30 accounting model, please tell us in detail how you segregated the acquired loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation. Identify the specific loan characteristics that were used for segregation. Identify whether performing and nonperforming loans were separately segregated.

Mark Webb
Securities and Exchange Commission
November 12, 2010

With regard to the Bank of Florida loan portfolio, the Company pooled all residential consumer asset classes based on general product type (i.e., single family residential) and FICO scores as of the acquisition date (i.e., those with a FICO score greater than 700 and those with a FICO score less than 700). The Company believes that these pools represent assets with similar risks within the Bank of Florida portfolio given that the portfolio is relatively seasoned. This pooling strategy could differ from the strategy used with respect to subsequent acquisitions depending on the exact characteristics of the specific transaction and loans acquired.

The Company pooled all commercial asset classes based on two factors: (1) general asset type (i.e., Commercial Real Estate, Commercial and Industrial, and Land and Development (“L&D”)) and (2) risk rating categories (high, medium, and low), resulting in nine individual pools. Due to the relatively small size and similar risks, the Company chose to combine the L&D medium- and low-risk pools into one. This resulted in a final pool count for the commercial portfolio of eight.

With regard to the TCFG portfolio, the Company allocated the Tygris Asset Finance (“TAF”) and Tygris Vendor Finance (“TVF”) assets accounted for under ASC 310-30 across four separate pools of similar risk characteristics. TAF was separated into two pools by risk ratings (of nine or greater and less than nine). TVF was separated into two pools by risk ratings (of eight or greater and less than eight).

The ASC 310-30 pooling breakpoints were determined by risk rating distribution and a qualitative review of credit. TVF utilized a pooling breakpoint of a risk rating of eight which separates leases that require immediate corrective action from other leases that are just on “watch.” A higher risk rating breakpoint was utilized for TAF due to the buildup of leases with a risk rating of nine, which is the result of a longer time frame to charge off and may be more credit impaired than newly migrated leases with a risk rating of nine.

While performing and non-performing loans were not specifically segregated, the methodology outlined above effectively resulted in certain pools including higher concentrations of performing or non-performing assets, respectively. For residential consumer asset classes, higher concentrations of non-performing loans are included in the pool with lower FICO scores. For commercial asset classes, high concentrations of non-performing loans are included in the high risk pools. For the TCFG portfolio, high concentrations of non-performing loans are included in higher risk rating pools.

Mark Webb
Securities and Exchange Commission
November 12, 2010

Business
Wealth Management, page 101
12.	We note your reference to Capgemini. Please provide a brief description of this entity or person to enable the reader to place it in context.

The disclosure on page 106 has been revised in response to the Staff’s Comment.

13.	Please tell us whether you commissioned the study by Capgemini and Merrill Lynch Global Wealth Management, which is repeatedly referenced in the third paragraph of page 101.

The Company advises the Staff that it did not commission the study by Capgemini and Merrill Lynch Global Wealth Management referred to in the Comment above. Accordingly, the Company has revised the disclosure on page 106 to clarify that the study was independent.
Legal Proceedings, pages 103-104
14.	Please describe the relief sought in connection with each of the Martino, Vathana and Figueroa class actions. Refer to Item 103 of Regulation S-K.

The disclosures on pages 108 and 109 have been revised in response to the Staff’s Comment.
Management
Executive Officers and Directors, page 119
15.	Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that W. Blake Wilson should serve as a director for EverBank Financial Corp. Refer to Item 401(e)(1) of Regulation S-K.

The disclosure on page 124 has been revised in response to the Staff’s Comment.
Compensation Committee Interlocks and Insider Participation, page 124
16.	We note your disclosure that “[n]one of our executive officers serves or has served as a member of our (emphasis added) Board of Directors, Compensation Committee or other board committee performing equivalent

Mark Webb
Securities and Exchange Commission
November 12, 2010

functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.” Since Robert M. Clements serves as your Chief Executive Officer and as Chairman of the Board of Directors, please revise or clarify. Refer to Item 407(e)(4) of Regulation S-K.
The disclosure on page 129 has been revised in response to the Staff’s Comment.
Certain Relationships and Related Party Transactions, page 146
17.	Please revise the first sentence of this section to clarify whether your disclosure covers related party transactions that are “currently proposed” or in which you are “to be” a participant, as required by Item 404(a) of Regulation S-K.

The sentence on page 152 referenced in the above Comment has been revised in response to the Staff’s Comment.
Series B Preferred Stock Financing, page 146
18.	Please disclose the approximate dollar value of the shares of Series B Preferred Stock purchased by John S. Surface. Refer to Item 404(a)(4) of Regulation S-K.

The disclosure on page 152 has been revised in response to the Staff’s Comment.
Loans to Certain Executive Officers, page 146
19.	We note your disclosure that you entered into a Note and Pledge Agreement with Frank Trotter on December 27, 2006. Please disclose the largest aggregate amount of principal outstanding on the Note since its issuance. Refer to Item 404(a)(5) of Regulation S-K.

The disclosure on page 152 has been revised in response to the Staff’s Comment.
Relationships in the Ordinary Course, page 147
20.	In the second sentence under “Relationships in the Ordinary Course,” please delete the phrase “In our management’s opinion;” it is inappropriate.

Mark Webb
Securities and Exchange Commission
November 12, 2010

The disclosure on page 153 has been revised in response to the Staff’s Comment.
Underwriting, page 161
21.	Please revise the underwriters’ compensation table to show separate amounts to be paid by you and the selling shareholders. Refer to Item 508(e) of Regulation S-K.

The table on page 167 referenced in the above Comment has been revised in response to the Staff’s Comment.
EverBank Financial Corp and Subsidiaries — Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2009 (Unaudited)
Condensed Consolidated Balance Sheet, page F-3
22.	Please tell us what consideration you gave to separately presenting your covered assets on the face of your balance sheet or revise accordingly.

The Condensed Consolidated Balance Sheet on page F-3 has been revised in response to the Staff’s Comment.
Condensed Consolidated Statements of Income, page F-4
23.	We note that you report $79.2 million of other noninterest income on the face of your Income Statement, $41.4 million of which is attributable to the bargain purchase gain recognized on the TCFG acquisition. Given the significance of this bargain purchase gain to your results of operations, please revise to present it as a separate line item on the face of your Income Statement. Please also consider whether any other income or expense items require separate presentation. Refer to Articles 9-04 and 10-01(a)(3) of Regulation S-X.

The disclosure on page F-4 has been revised in response to the Staff’s Comment regarding the bargain purchase gain recognized on the TCFG acquisition. In reference to Articles 9-04 and 10-01(a)(3) of Regulation S-X, the Company respectfully advises the Staff that there are no other income or expense items that require separate presentation.
24.	Please revise to present your other-than-temporary impairment losses on the face of your income statement in the manner prescribed by ASC 320-10-45-

Mark Webb
Securities and Exchange Commission
November 12, 2010

8A. Please also revise your Income Statement for the year ended December 31, 2009 accordingly.

The Company has reviewed the income statement presentation requirements on the face of the income statement. Based on its review, the Company respectfully advises the Staff that it believes that these results are immaterial relative to the size of the Company and the income statement for the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007. Please see the omitted disclosure below:

	Six
	Months
	Ended
	June 30,	Year Ended December 31,
(Dollars in thousands)	2010	2009	2008	2007
OTTI losses on debt securities
Total OTTI losses	$(626)	$(3,238)	$—	$—
Less: Portion of OTTI recognized in AOCI	(1,151)	1,661	—	—

Net impairment of loss recognized in earnings	$(1,777)	$(1,577)	$—	$—

The Company will continue to review these results and provide additional disclosure as appropriate.
Condensed Consolidated Statements of Cash Flows, page F-6
25.	Please revise to present sales of loans held for sale and any gain/loss on sale as separate line items in the operating section. ASC 942-230-45-1c restricts net reporting to loans made to customers and principal collections of loans.

The Company respectfully advises the Staff that ASC 942-230-45-1c states “Banks, savings institutions, and credit unions are not required to report gross amounts of cash receipts and cash payments for any of the following: (c) Loans made to customers and principal collections of loans.” This guidance provides for net presentation of loans made to customers and principal collections of those loans. The Company follows this guidance for its Loans Held for Investment (“LHFI”) portfolio and includes those cash flows in the Investing Activities section of the Consolidated Statements of Cash Flow. The Company’s Loans Held for Sale (“LHFS”) portfolio was originated or purchased with the intent to sell them. Based on the nature of the LHFS portfolio, the Company believes other authoritative literature is relevant in

Mark Webb
Securities and Exchange Commission
November 12, 2010

determining the net versus gross reporting of these operating cash flows in its Consolidated Statements of Cash Flows.

The Company utilizes the indirect method for reporting in its Consolidated Statements of Cash Flows.

The applicable AICPA Audit and Accounting Guide in place during the periods under question for the Depository and Lending Institutions: Banks and Savings Institutions, Credit Unions, Finance Companies and Mortgage Companies, has the following relevant information:
6.17 FASB Statement No. 102, Statement of Cash Flows Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale, amended FASB Statement No. 95 by providing, among other things, that cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities as discussed in FASB Statement No. 115 are to be classified as operating cash flows and that cash receipts and cash payments resulting from purchases and sales of other securities are to be classified as operating cash flows if the securities are carried at market value in a trading account. FASB Statement No. 115 amended FASB Statement No. 102 to require that cash flows from the purchases, sales, and maturities of available-for-sale securities be classified as cash flows from investing activities and reported gross in the statement of cash flows. Similarly, paragraph 9 of FASB Statement No. 102, as amended, requires that cash receipts and cash payments that result from loans originated or purchased specifically for resale are also to be classified as operating cash flows if such loans are carried at market value or at the lower of cost or market value. In applying FASB Statement No. 102, as amended, for the direct method, gross cash receipts and cash payments from these sources should be reported separately as operating cash flows. If the indirect method is used, only the net increases or decreases in these loans and securities should be reported in reconciling net income to the net cash flow from operating activities.
The Company notes that this AICPA Audit and Accounting Guide was updated in June 2010, but still has the following relevant information:
Acquisition and Sales of Certain Securities and Loans
6.24 Banks, brokers, and dealers in securities, and other entities may carry securities and other assets in a trading account, as stated in

Mark Webb
Securities and Exchange Commission
November 12, 2010

paragraphs 18–21 of FASB ASC 230-10-45. Cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities as discussed in FASB ASC 320 should be classified pursuant to FASB ASC 320 based on the nature and purpose for which the securities were acquired. Cash receipts and cash payments resulting from purchases and sales of other securities and other assets should be classified as operating cash flows if those assets are acquired specifically for resale and are carried at market value in a trading account. Cash receipts and cash payments resulting from acquisitions and sales of loans also should be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value.

6.25 In applying the guidance stated in the previous paragraph, for the direct method, gross cash receipts and cash payments from these sources should be reported separately as operating cash flows. If the indirect method is used, only the net increases or decreases in loans and securities may be reported in reconciling net income to the net cash flow from operating activities.
Additionally, the Company has noted that there is diversity in practice among the significant banking institutions regarding their presentation of their LHFS cash flows. The Company has found examples that show these cash flows net in the operating activities section and some that have shown it gross. The Company believes that either appears to be an acceptable approach under the GAAP referenced above.

Based on the above, the Company believes that its current presentation is an acceptable manner of presentation under GAAP.

26.	We note you transferred $320.2 million of loans from the held for sale to held for investment category during the six months ended June 30, 2010. Please tell us and revise to disclose the reasons for the transfer and your accounting policy for such transfers.

During the six months ended June 30, 2010, the Company transferred $320.2 million from loans held for sale to held for investment. These loans were purchased out of GNMA pool securities in the normal course of business in 2009. The loans were initially classified as held for sale. As the Company determined its intent and ability to hold the loans for the foreseeable future, the loans were transferred to held for investment at the lower of cost or fair value.

Mark Webb
Securities and Exchange Commission
November 12, 2010

The Company acquired an increased amount of GNMA pool buyout loans in late 2009 due to the attractive debenture rate in relation to cost of funds. As a result, the Company’s assessment of intent was not complete as of period end. Once the intent was established, the Company transferred the GNMA pool buyout loans to held for investment shortly thereafter.

The disclosure on pages F-18 and F-19 has been revised to disclose the reasons for the transfer and the Company’s accounting policy for such transfers.
Notes to Condensed Consolidated Financial Statements
Note 3 – Acquisition Activities, page F-11
Acquisition of Tygris Commercial Financial Group, page F-11
27.	We note that the consideration paid to acquire the outstanding shares of TCFG consisted of 1,857,591 common shares for which you determined the fair value based on market comparables. Please provide us with a detailed analysis of the valuation model used to estimate the fair value of the common shares issued as consideration on the acquisition date. Please also revise your disclosures as appropriate to disclose the significant assumptions used to determine the fair value of the consideration paid.

The valuation model used to value the Company’s common stock employed the market approach, which estimates fair value by comparing the asset being appraised to comparable assets that have recently been sold in arm’s-length transactions. To value equity securities, this model applies the market valuations of companies with comparable characteristics expressed as multiples of relevant financial metrics to determine the fair value of a company’s stock. For financial institutions, typical valuation multiples used by market participants include the price-to-earnings and price-to-tangible-book-value (“TBV”) multiples. At the time of the TCFG acquisition in the midst of the financial crisis, the prevailing valuation multiple used to value banks and thrifts was the price-to-TBV multiple, due to earnings volatility experienced by financial institutions during this time. The TBV multiple is calculated as (1) the institution’s current market capitalization divided by (2) its equity book value, less goodwill and certain intangibles.

The TBV multiple used to value the Company’s stock under the approach described above was based upon market TBV multiples for a selected group of publicly-traded banks and thrifts comparable to the Company. The appropriate peer comparables were developed by utilizing a filtering process for financial institutions that considered the following attributes:

Mark Webb
Securities and Exchange Commission
November 12, 2010

•	Asset size;

•	Financial performance;

•	Tier 1 capital ratio;

•	Business mix;

•	Portfolio composition and credit quality; and

•	Geographic location
To prevent outlier instances from distorting valuation measurements, the median TBV multiple was calculated based on market information as of February 4, 2010. This multiple was applied to the Company’s tangible book value to determine a fair market value for its common stock. To reflect the illiquidity inherent in the common stock of a privately-held company, a liquidity discount was applied to the publicly traded comparable company valuation measurements. The resulting fair value per share was $156.93.

The fair value determined from this approach was further validated through comparison to (1) an income-based valuation methodology, (2) valuations determined by using other multiple-based valuation metrics and (3) other valuation benchmarks.

The disclosure on page F-12 has been revised to disclose the significant assumptions used to determine the fair value of the consideration paid for the common shares.

28.	We note that you recognized an indemnification asset in conjunction with your acquisition of TCFG. Please provide us with a comprehensive analysis that details the following:
(a)	The specific provisions of the acquisition agreement that detail the terms of the escrow account;

(b)	The accounting analysis performed to determine that the indemnification asset met the definition of a derivative;

(c)	How you determined the fair value of the shares placed in escrow; and

(d)	A description of the valuation model used to estimate the fair value of the indemnification asset, including the significant assumptions used to estimate expected loan and lease losses on the acquired portfolio.

Mark Webb
Securities and Exchange Commission
November 12, 2010

(a) The Company advises the Staff that in connection with the closing of the TCFG acquisition, the parties entered into an escrow agreement pursuant to which TCFG deposited into an escrow account $50 million of cash (the “Escrowed Cash”) and shares of Company common stock (the “Escrowed Shares” and together with the Escrowed Cash, the “Escrowed Assets”). These Escrowed Assets are held as security for indemnification obligations of TCFG for breaches of representations, warranties and covenants, as well as losses realized with respect to the outstanding lease and loan receivables reflected on TCFG’s balance sheet as of the closing (the “Protected Portfolio”).

For each year during the five-year period following the closing of the acquisition, the Company will calculate the aggregate losses realized in connection with the Protected Portfolio. That aggregate annual loss amount is then reduced by the following items to arrive at the indemnifiable losses for such year:

• any non-accreting discounts reflected on the TCFG closing balance sheet, to the extent not previously applied to reduce any prior aggregate annual portfolio losses; further reduced by

• an annual allowance of 2% of the average annual net leasing assets (no unused portion of this allowance will roll forward to subsequent years in the portfolio indemnification period); further reduced by

• the allowance for loan and lease losses applied by TCFG for the Protected Portfolio on the TCFG closing balance sheet, to the extent not previously applied to reduce aggregate annual portfolio losses in any prior year.

Payments for any losses incurred by the Company for which it is entitled to indemnification or portfolio protection losses will be satisfied (1) first, by the release of Escrowed Shares to the Company; (2) second, by the release of Escrowed Cash to the Company; and (3) third, by the release of any other assets held in escrow to the Company.

The Company further advises the Staff that on each anniversary of the closing during the five-year portfolio indemnification period, a portion of the unreserved Escrowed Shares will be released from escrow to the former TCFG stockholders to the extent that the aggregate value of the Escrowed Shares immediately following such release, based upon the fixed share value set forth in the acquisition agreement, is in excess of 17.5% of the average Protected Portfolio assets over the last six months of the prior year. The consummation of the pending initial public offering would trigger a release of

Mark Webb
Securities and Exchange Commission
November 12, 2010

Escrowed Shares. In addition to the step-down of Escrowed Shares, on each anniversary of the closing during the five-year portfolio indemnification period, if the amount of available Escrowed Cash exceeds the carrying value of loans and leases in the Protected Portfolio as of such date, the amount of such excess will be released to the former TCFG stockholders. If any claim by the Company for indemnification or portfolio protection is outstanding as of any “escrow step-down” date, then any Escrowed Shares that are subject to such a claim will not be available for potential distribution to the TCFG stockholders as of such date.

All assets will be released from escrow at the end of the five-year portfolio indemnification period as long as there are no outstanding Company claims for indemnification or portfolio protection under the acquisition agreement.

(b) Set forth below are the factors that must be satisfied to determine that the indemnification asset constitutes a derivative under ASC 815-10-15-83, along with the Company’s analysis with respect to the indemnification asset.
a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:
1.	One or more “underlyings” (as defined in ASC 815-10-20);

2.	One or more notional amounts or “payment provisions” (as defined in ASC 815-10-20) or both.
Analysis:

Settlement is determined based on interaction of an underlying (the occurrence of loan and lease losses for which the Company would receive indemnification (the “Protected Losses”)) and a payment provision (which determines the number of shares or cash paid depending on Protected Losses). The fair value of the indemnification asset is also impacted by the Company’s share price as the number of shares of the Company transferred for each $244.52 of Protected Losses is fixed. As the Company’s share price increases or decreases between the acquisition date and the settlement dates of the indemnification, the fair value of the settlement consideration increases or decreases.

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for

Mark Webb
Securities and Exchange Commission
November 12, 2010

other types of contracts that would be expected to have a similar response to changes in market factors.

Analysis:

According to ASC 815-10-15-96, if the initial net investment in the contract (after adjustment for the time value of money) is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged to acquire the asset related to the underlying, the characteristic in paragraph (b) is met. Since the initial net investment in the indemnification (i.e., the acquisition date fair value of the indemnification) is less, by more than a nominal amount, than the amount that would be paid to acquire the Protected Portfolio (which is the asset related to the underlying), the initial net investment criteria is satisfied.

c.	Net settlement. The contract can be settled net by any of the following means:
1.	Its terms implicitly or explicitly require or permit net settlement.

2.	It can readily be settled net by a means outside the contract.

3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
Analysis:

According to guidance set forth in ASC 815-10-15-99 interpreting this provision, in this form of net settlement, neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares or other denomination that is equal to the notional amount, and net settlement may be made in cash or by delivery of any other asset, whether or not that asset is readily convertible to cash. The indemnification meets the characteristic of net settlement because settlement involves either cash or delivery of an asset that is not associated with the underlying (i.e., delivery of shares of the Company based on variability in Protected Losses). The fact that the Company’s common shares are not currently readily convertible to cash is not relevant.
As a result of the analysis, the Company concluded that the indemnification meets the definition of a derivative instrument in ASC 815-10-15-83.

Mark Webb
Securities and Exchange Commission
November 12, 2010

The Company also determined that the indemnification does not qualify for any of the scope exceptions from derivative accounting in ASC 815-10-15-13. The exception for certain contracts involving an entity’s own equity was deemed inapplicable because the indemnification is not considered indexed to the Company’s common shares because it is indexed in part to Protected Losses, and Protected Losses is not an input into the pricing of a fixed-for-fixed forward or option on equity shares (see ASC 815-40-15-7F). Additionally, given the partial cash settlement feature, the indemnification would not be classified in stockholders’ equity pursuant to ASC 815-40-25-4.
c) The Company advises the Staff that the fair value of the shares placed in escrow was determined under the same valuation approach used to estimate the fair value of the common shares issued as consideration on the acquisition date, as described in the Company’s response to Comment 27.
d) The Company advises the Staff that the model used to determine the fair value of the indemnification asset relied on the valuation model used to project loan and lease losses on the acquired portfolio. Projected loan and lease charge-offs were converted to Protected Losses according to a model that incorporated the credit indemnification provisions listed above as part of the acquisition agreement. Protected Losses are then divided by the escrow share price to determine the estimated number of shares to be returned to the Company. The estimated number of shares is multiplied by the fair value of Company shares at the closing date (using the approach described above) to determine the fair value of the indemnification asset.
The portfolio credit loss valuation model synthesized separate third-party portfolio cash flow and credit loss forecasts performed by an investment bank and a leasing valuation firm. The model evaluated historical credit performance for the total portfolio and specific vintage charge-off data for assets originated out of the Tygris Vendor Finance, Inc. leasing platform (the “TVF Portfolio”). This data was extrapolated to create loss timing curves that reflected velocity trends for both delinquencies and charge-offs in order to project a probability of default and loss-given-default within the static portfolio.
After establishing the base vintage loss curves for the TVF Portfolio, a factor of relative performance was applied to the curves for purposes of adjusting the velocity of losses within specified “core” and “non-core” portfolios. The non-core portfolio was designated by TCFG in the diligence period as having significant evidence of credit deterioration or negative performance outlook.

Mark Webb
Securities and Exchange Commission
November 12, 2010

Because TCFG did not provide detailed vintage charge-off data for leases and loans originated out of the Tygris Asset Finance, Inc. platform (the “TAF portfolio”), the base velocities of the TVF portfolio forecasted loss curves were applied to the currently delinquent loans and leases within the TAF platform to estimate future loss trends.
Projected losses for the TVF Portfolio and TAF Portfolio were aggregated to estimate the acquired portfolio loan and lease credit losses for use in the indemnification asset valuation model.
Acquisition of Bank of Florida Banking Operations, page F-13
29.	We note that you did not recognize an indemnification asset in conjunction with the Bank of Florida acquisition despite the loss sharing agreement with the FDIC. Please provide us a more detailed description of the FDIC loss sharing agreement and explain how you determined that an indemnification asset should not be recorded. In this regard, explain the model used to estimate expected loan losses on the acquired portfolio.

The Company advises the Staff that on May 28, 2010, the Company entered into six loss sharing agreements with the FDIC in connection with the Bank of Florida acquisition. These loss sharing agreements are exhibits to their respective purchase agreements, which will be filed with the Registration Statement in a subsequent amendment.

Pursuant to the terms of the loss sharing agreements, the FDIC will reimburse the Company for 80% of the losses it realizes in excess of $385.65 million on the disposition of certain covered assets. The reimbursable losses from the FDIC are based on the book value of the relevant loans and assets as determined by the FDIC at the date of the transaction. Pursuant to the loss sharing agreements, the Company is required to reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company a reimbursement under the loss sharing agreements.

The assets covered by the loss sharing agreements include all of the loans and other real estate owned acquired in the Bank of Florida acquisition. The Company acquired other assets that are not covered by the loss sharing agreements with the FDIC including cash, certain investment securities purchased at fair market value and other tangible assets. New loans originated following the consummation of the Bank of Florida acquisition are not covered by the provisions of the loss share agreements.

Mark Webb
Securities and Exchange Commission
November 12, 2010

In order to ensure that the covered assets remain subject to the FDIC’s loss share protections, the Company is obligated to adhere to a number of requirements relating to the servicing and modification of the loss share assets, limitations on bulk loan sale transactions and limitations on future advances on loss-share assets. The FDIC has the right to refuse or delay payment for such loan losses if the loss sharing agreements are not managed in accordance with their terms.

The loss sharing agreements have a term of ten years for single-family residential real estate loans and five years for all other covered assets provided that the period during which the Company is required to share recoveries on non-single-family residential assets extends for an additional three years beyond the five year expiration of the loss-sharing provisions. As noted in the response to Comment 30, these provisions also contain certain reimbursement obligations to the FDIC if realized losses do not reach a specified threshold.

To assess credit losses, the acquired portfolio was segmented into two datasets: large balance loans marked for individual review (“Large Loan”) and small balance loans that were pooled based on similar risk characteristics (“Small Loan”). The Large Loan population was identified by a third-party commercial asset valuation firm (the “Party”) and marked for review by a Relationship Manager (“RM”). A Relationship Manager Questionnaire (“RMQ”) developed by the Party was provided to the RMs to gather collateral assessments, significant qualitative information not captured in the data file, and an expectation of advances, repayments, probability of default, expected losses and liquidation or exit values.

This assessment of credit losses utilized a single probability of default and timing of default determined by the RM. Also included in the assessment, as determined by the RM, were any extensions, advances or repayments along with the residual collateral value (net of any liquidation costs) used to drive principal losses and recoveries.

For loans not reviewed by an RM, the extrapolated assessment method was utilized. Assumptions for this population were extrapolated based on the average results from the Large Loan data set. Results were grouped based on similar risk characteristics, such as asset or collateral type. For loans in which a representative Large Loan population did not exist, industry data was utilized to determine the appropriate assumptions. This methodology utilized the same cash flow calculation as the assessment method described above but did not include repayment or advance schedules. The key metrics derived

Mark Webb
Securities and Exchange Commission
November 12, 2010

based on the extrapolation were probability of default, expected contractual cash flow, time of default, recover lag and loss given default.
The fair market value, or present value, for each loan was determined by discounting the expected cash flows at a market interest rate based on the aforementioned valuation metrics. Expected cash flows were calculated by subtracting defaulted cash flows (calculated based on the default and timing assumptions derived from the RMQs and/or the extrapolated assumptions) from contractual cash flows. Expected losses represent the loan credit mark. Because the loan credit mark was less than the first loss tranche (i.e., the tranche with respect to which the Company is responsible for first loss) in the FDIC loss sharing agreement, an indemnification asset was not recorded.

30.	As a related matter, please provide us with the specific provisions of the acquisition and/or loss sharing agreement that detail the terms of the clawback liability as well as a description of the valuation model used to estimate its fair value, including the significant assumptions used to estimate expected loan and lease losses on the acquired portfolio.

The Company advises the Staff that within 45 days following the last day of the calendar month of the 10th anniversary of the closing of the Bank of Florida acquisition (or earlier in certain circumstances), the Company will be required to rebate to the FDIC 50% of the excess, if any, of (1) 20% of the applicable intrinsic loss estimate, less (2) the sum of (a) 25% of the asset discount plus (b) 25% of the aggregate of all the payments made or payable to the Company less the aggregate of all the payments made or payable to the FDIC under the loss sharing agreements plus (c) a 1% servicing fee based on the principal amount of the covered assets over the term (calculated annually based on the average principal amount at the beginning and end of each year and then summed up for the total fee to be included in the calculation). The true-up payment, if any, will be made by the Company in connection with each of the loss sharing agreements relating to Bank of Florida based on the respective intrinsic loss estimates aggregating to $482 million.

The Company utilized the income approach to value the clawback obligation described above and estimated the fair value on the acquisition date to be approximately $37.6 million as shown below. The clawback is discounted at a fixed rate.

Set forth below is a tabular presentation that shows significant assumptions used to determine the discount to the clawback.

Mark Webb
Securities and Exchange Commission
November 12, 2010

(Dollars in thousands)	Intrinsic Loss Estimate
Acquisition Assumptions:
Tampa	$81,000
Southwest	233,000
Southeast	168,000

$482,000

Asset (Discount)
Tampa	$(51,123)
Southwest	(128,794)
Southeast	(107,889)

$(287,807)

(Dollars in thousands)
Calculation:
20% of Intrinsic Loss Estimate	$96,400
Minus:
25% of Asset Premium (Discount)	(71,952)
25% of Cumulative Shared-Loss Payments	—
Cumulative Servicing Amount	31,630

Subtotal	(40,321)

Payment Amount (50% of Net Amount)	68,361

Discounted Clawback	$37,592

The Intrinsic Loss Estimate and Asset Discount are defined (i.e., not calculations) in the related transaction documents and were negotiated as part of the bid process. The significant assumptions used to estimate expected loan losses on the acquired portfolio are described in the Company’s response to Comment 29 above.
Note 6 — Loans and Leases Held for Investment, Net
Loans Acquired with Evidence of Credit Deterioration, page F-19
31.	Given the different types and risk characteristics of loans and leases acquired in the TCFG and Bank of Florida acquisitions, please revise to provide the disclosures required by ASC 310-30 separately for each acquisition.

The disclosures on pages F-19 through F-21 have been revised in response to the Staff’s Comment.
Covered Loans and Leases, page F-21
32.	Please revise to present the major categories of covered loans and leases separately for each acquisition.

The disclosure on page F-22 has been revised in response to the Staff’s Comment.

Mark Webb
Securities and Exchange Commission
November 12, 2010

EverBank Financial Corp and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2009, 2008 and 2007
Notes to Consolidated Financial Statements
Note 1 — Organization and Summary of Significant Accounting Policies, page F-50
i) Asset Quality, page F-56
33.	We note your disclosure that troubled debt restructurings (TDRs) do not necessarily result in nonaccrual loans. Please revise to clearly and comprehensively discuss your nonaccrual policies for restructured loans. Include the following in your revised disclosures:
(a)	Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms;

(b)	For TDR’s that accrue interest at the time the loan is restructured, disclose whether you generally charge-off a portion of the loan. If you do, explain how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, discuss how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured;

(c)	Disclose the total amount of TDRs at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end; and

(d)	To the extent you track the information, quantify your TDRs by type of concession (reduction in interest rate, payment extensions, forgiveness of principal, etc) and disclose your success/redefault rates for each type of concession.
The disclosures on pages F-58 and F-73 have been revised in response to the Staff’s Comment.

In response to (d) above, the Company respectfully advises the Staff that it does not track its TDRs by type of concession.
Note 3 — Investment Securities, page F-64
34.	We note your accounting policy disclosure on page F-53 regarding your evaluation of your investment securities for OTTI. In the interest of transparency, please revise to provide a robust discussion of the information

Mark Webb
Securities and Exchange Commission
November 12, 2010

considered in concluding that those securities in an unrealized loss position were not OTTI. In this regard, specifically disclose how you determined whether your non-agency residential CMOs, asset-backed corporate securities were OTTI. If applicable, describe the models and specific assumptions used to measure any credit-related impairment.
The disclosures on pages F-68 and F-69 have been revised in response to the Staff’s Comment.
Note 4 — Loans Held for Sale, page F-68
35.	We note that you disclose the cash flows related to agency securitizations on page F-69. Please revise to disclose the proceeds received from new securitizations.

The disclosures on pages F-71 have been revised in response to the Staff’s Comment.
Note 9 — Deposits, page F-74
36.	We note that certain of your time deposit products contain embedded derivatives that allow customers to receive payments at maturity based on increases in various equity, metal, and foreign currency indices. Please revise to separately present these non-standard deposit products and provide robust disclosure that explains the significant terms of each. Please also provide us with your accounting analysis related to the embedded derivatives.

In response to the Staff’s comment, disclosure has been added to the notes to the consolidated financial statements on pages F-26, F-27, F-76 through F-78 to separately present the Company’s non-standard deposit products, as well as descriptions of each product.

Set forth below is the Company’s accounting analysis related to embedded derivatives:
Description of the MarketSafe® CD:

MarketSafe® is a product whereby the customer can invest funds in an FDIC-insured certificate of deposit (“CD”) (up to $100,000), with upward potential on the rate of return based on the movement of a particular market index (equity or foreign currency indices) or rates (metals prices) over the term of the CD. Each discrete offering

Mark Webb
Securities and Exchange Commission
November 12, 2010

(issued in individual series) may guarantee a minimum rate of return over the term of the CD (3 to 8 years) payable at maturity, with no payment of periodic interest. Further, the final amount paid at maturity is the greater of: (a) the amount invested plus (the minimum return times the invested amount) or (b) the amount invested plus (the percentage change in the underlying index or rate over the term multiplied by a participation percentage (60% or 100%) and further multiplied by the initial investment). This effectively offers the customer a guarantee of the principal amount invested, plus a return with the upside potential of participating in market movements in the underlying index or rates that exceed the minimum return.
While the MarketSafe® product has the characteristics of a debt instrument, including an initial investment and stated rate of return, the eventual payment at maturity with its reference to the underlying index, and calculation based on the “greater of” resembles cash-flows typically observed in derivative instruments.

Issues:
(1)	How should the MarketSafe® product and related hedging option agreement be recognized per the guidance provided in Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)?

(2)	What disclosures are required in the annual audited financial statements for the MarketSafe® product?
Analysis:
(1)	Summary of GAAP Accounting Guidance – SFAS 133
Per SFAS 133, “a derivative instrument is a financial instrument or other contract with all three of the following characteristics:
a.	It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

Mark Webb
Securities and Exchange Commission
November 12, 2010

b.	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.” (SFAS 133, para. 6)
The MarketSafe® CD in its entirety does not meet the definition of a derivative instrument. Consistent with other debt instruments, it requires the deposit or investment of the “notional amount” by the customer. However, the MarketSafe® CD includes “implicit or explicit terms that affect some or all of the cash flows... similar to a derivative instrument,” otherwise known as an embedded derivative instrument. (SFAS 133, para. 12)

The effect of embedding a derivative in an instrument, or “host contract,” is to alter the eventual cash flows of the host contract based on one or more underlyings, which appears to be the case with MarketSafe®.

SFAS 133 requires that an “embedded derivative be separated from the host contract and accounted for as a derivative instrument only if the following criteria are met:
a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Guidance in SFAS 133, para. 60, states that an embedded derivative that incorporates an equity-based or commodity-based return into a debt instrument is considered not to be clearly and closely related to the host contract.

b.	The contract (“hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur. As with any debt instrument, the MarketSafe®

Mark Webb
Securities and Exchange Commission
November 12, 2010

CD is recorded at cost, and is generally not subject to adjustments related to fair valuation.
c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6 – 11, be a derivative instrument subject to the requirements of this statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) (SFAS 133, para.12) To determine if the MarketSafe® CD has an embedded derivative, the criteria identified in SFAS 133 para. 6 (and detailed above) were used:
•	It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. The MarketSafe® CD includes an eventual cash flow in part tied to an underlying index (equity or foreign currency indices) or rates (metal prices), times the notional amount (initial invested amount).

•	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. The MarketSafe® CD specifies no additional initial investment for the benefit of participating in the upside potential movement in the underlying.

•	Its terms require or permit net settlement. The MarketSafe® CD provides for the net settlement of the difference between the initial value of the underlying and the final value times the notional amount and a participation percentage at maturity.
Based on the guidance detailed above, the MarketSafe® CD is a debt instrument with an embedded derivative instrument. The embedded derivative instrument is the customer’s option to receive the difference between the underlying index value at inception and maturity. Such option would be “exercised” only in the event of a positive movement.
(2)	Description of EverBank’s Risk Management Objective and Strategy related to MarketSafe®

Mark Webb
Securities and Exchange Commission
November 12, 2010

The MarketSafe® product creates a future liability for delivery of principal and interest on a known date. This future payment is contingent upon prices in the equity or commodities markets. To protect and manage the value of the MarketSafe® CD liabilities and to hedge the risk of variability in equity, foreign currency or commodity market values, EverBank utilizes a risk management program approved by the Asset/Liability Committee (ALCO). In this program, EverBank purchases option agreements to reduce its exposure to risk. Specifically, as CDs are issued to customers, EverBank assesses the risk associated with each issuance and hedges this risk by purchasing an option with the same characteristics as the CD, including the term of the CD, the equity, foreign currency or commodities market composition of the CD, and the notional amount/value.
To summarize, EverBank hedges its MarketSafe® CD program with option agreements and other instruments approved by ALCO. The hedging period for MarketSafe® CD’s extends from the issue date to maturity date. Because of the like characteristics of the CD issued (and the embedded option) and the option agreement purchased, it is assumed that changes in the value of hedged CDs will be effectively offset by changes in the value of the hedge instrument in a proportionate amount.
Note 14 — General and Administrative Expenses, page F-79
37.	Please tell us what comprises your other credit-related reserves included in general and administrative expenses.

Below is a table that presents the composition of the Company’s other credit-related reserves included in general and administrative expenses.

(Dollars in thousands)	2009	2008	2007
Other credit-related reserves
Losses on EB Reinsurance	$1,487	$2,762	$—
Provision for repurchases and other losses	6,957	3,583	—

Total	$8,444	$6,345	$—

Note 21 — Commitments and Contingencies, page F-94
38.	We note your disclosure concerning your various exposures related to your securitization and servicing activities. Please revise to provide greater transparency around these exposures as follows:

Mark Webb
Securities and Exchange Commission
November 12, 2010

(a)	Provide some level of quantification regarding the amount of loans sold/securitized to GSEs, mortgage insurers, and private investors to which you are exposed to some level of recourse (including representations and warranties);

(b)	Provide a tabular rollforward of your various recourse obligations (including that related to representations and warranties) for each period presented;

(c)	Describe the specific methodologies employed to estimate each of your recourse obligations, including any differences that may result depending on the counterparty to the contract;

(d)	Provide a sensitivity analysis that illustrates how changes in significant assumptions would impact the amount of your recognized recourse obligations;

(e)	Tell us and more clearly disclose the specific provisions of your servicing agreements that require you to fund foreclosure-related costs or to repurchase loans in default; and

(f)	With respect to your representations and warranties obligation, provide the following:
(i)	Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

(ii)	Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

(iii)	Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.
The Company respectfully advises the Staff that it has chosen to provide the disclosure requested in the above Comment in the Management’s Discussion and Analysis (“MD&A”) section of the prospectus. It made this decision in light of the requirement in Item 303 of Regulation S-K to discuss, in the MD&A section, any known trends or any known demands, commitments events or uncertainties that it reasonably expects to have a material favorable or unfavorable impact on its results of operations, liquidity and capital resources.

Accordingly, the disclosures on pages 84 through 88 have been revised in response to the Staff’s Comment.

Mark Webb
Securities and Exchange Commission
November 12, 2010

Offering Prospectus Back Cover Page
39.	Please advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

The back cover page of the offering prospectus has been revised in response to the Staff’s Comment.
Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1
40.	We note your disclosure that “[e]xcept as otherwise noted, we will pay all of these amounts.” Please clarify in the table where such exception is noted.

The Company will pay all the amounts shown on the table. Consequently, the disclosure on page II-1 has been revised to delete the sentence referenced in the Staff’s Comment.
Item 15. Recent Sales of Unregistered Securities, page II-2
41.	For each of the transactions exempted from registration under the Securities Act of 1933 described in this section, please state briefly the facts relied upon to make the relevant exemption available. Refer to Item 701(d) of Regulation S-K.

The disclosures on pages II-2 and II-3 have been revised in response to the Staff’s Comment.
Exhibits
42.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible so that we have sufficient time to review them. Note that we may have comments after we review these materials. In particular, please file as exhibits the merger agreement pursuant to which EverBank Florida will merge with and into EverBank Delaware as described on page 32, the strategic relationship agreement disclosed in the third paragraph on page 98 and the purchase agreement signed in connection with your acquisitions of Tygris Commercial Finance Group, Inc. and Bank of Florida, respectively, as described on pages 99-100. Refer to Item 601(b)(2) and (10) of Regulation S-K.

Mark Webb
Securities and Exchange Commission
November 12, 2010

The Company has filed a number of exhibits with the Amendment in response to the Staff’s Comment, including the Acquisition Agreement and Plan of Merger entered into in connection with the Company’s acquisition of TCFG, and plans to file further exhibits with subsequent amendments. The Company acknowledges that the Staff may have Comments after review materials filed as exhibits to the Registration Statement.

43.	We note your disclosure in Item 14 on page II-2 that you intend to enter into indemnification agreements with each of your directors and officers prior to completion of the offering. Please file the form of such agreements as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
The Company respectfully advises the Staff that it will file the form of the indemnification agreements as soon as it is available.

44.	Please clarify whether you will be filing as exhibits the consents of the director nominees to be named in the registration statement. Refer to Rule 438 of the Securities Act of 1933.

The Company respectfully advises the Staff that it intends to file as exhibits the consents of the director nominees to be named in the Registration Statement, once the nominees have been identified.

Mark Webb
Securities and Exchange Commission
November 12, 2010

          Please contact the undersigned at (212) 735-4112 or Joshua B. Goldstein at (212) 735-2153 should you require further information or have any questions.
Very truly yours,
/s/ Richard B. Aftanas

cc:	David Lin
Angela Connell
Sharon Blume
Securities and Exchange Commission

Thomas A. Hajda
EverBank Financial Corp
501 Riverside Ave.
Jacksonville, FL 32202

Lesley Peng
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017